BARNETT & PARTNERS ADVISORS, LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

MARCH 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-6627

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 3/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Barnett & Partners Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

767 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Barnett	212 245 6332	cebarnett@barnettpartnersadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One South	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/203	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Barnett _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barnett & Partners Advisors, LLC _____, as of March 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOHN GEOFFREY TIENG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TI6368366
Qualified in Westchester County
My Commission Expires 12-11-2025

JUNE 29, 2022

Notary Public

Signature:

Title: CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BARNETT & PARTNERS ADVISORS, LLC

CONTENTS

March 31, 2022

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Barnett & Partners Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Barnett & Partners Advisors, LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
June 29, 2022

BARNETT & PARTNERS ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

<u>ASSETS</u>

Cash	<u>$ 8,060</u>
Total assets	**<u>$ 8,060</u>**

<u>LIABILITIES AND MEMBER'S CAPITAL</u>

Accrued expenses payable		<u>$ ----</u>
Total liabilities		**0**
Member's capital:		
Member's capital	$ 8,060	
Total Member's capital		**<u>8,060</u>**
Total liabilities and member's capital		<u>**$ 8,060**</u>

The accompanying notes are an integral part
of these financial statements.

BARNETT & PARTNERS ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2022

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

Barnett & Partners Advisors, LLC (the "Company") was organized in 2003 in the state of New York. The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides merger and acquisition services and private placement of securities. The sole member of the Company is Barnett & Partners LLC (the "Parent Company").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation and Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company has no unrecognized tax benefits at March 31, 2022. As a single member limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Parent Company is also considered to be a disregarded entity. In accordance with single member limited liability company rules, all tax effects of the Parent Company's income or loss are passed through to its member.

Uncertain tax position: The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740 ") Subtopic 05* "Accounting for Uncertainty in Income Taxes. The Company has not recognized any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax law, regulations and interpretations thereof as well as other factors.

Revenue recognition: Revenues are recognized when earned and arise from merger and acquisition services and private placements provided by the Company to its clients. Effective January 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract,and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Cash equivalents: The Company considers highly liquid investments with a purchased maturity of less than three months to be cash equivalents. The Company held no cash equivalents at March 31, 2022.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

Concentration of risk: The Company maintains cash in bank accounts which are non-interest bearing. Interest bearing and non-interest- bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Lease accounting: In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standard will have on the Company's financial statements using a modified retrospective transition approach. The Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation.

NOTE 3.   NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2022, the Company had net capital of $8,060, which was $3,060 in excess of its required net capital of $5,000. In May 2022, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $8,060.

NOTE 4.   CONTINUING SUPPORT:

The sole member of the Parent Company has indicated his intent to continue to fund operating requirements of the Company through June 29, 2023 and has considered the following quantitative and qualitative information about the following conditions and events, among other relevant conditions and events known and reasonably knowable at the date that the financial statements are issued: (a) The entity's current financial condition, including its liquidity sources at the date that the financial statements are issued (for example, available liquid funds and available access to credit); (b) The entity's conditional and unconditional obligations due or anticipated within one year after the date that the financial statements are issued (regardless of whether those obligations are recognized in the entity's financial statements); (c) The funds necessary to maintain the entity's operations considering its current financial condition, obligations, and other expected cash flows within one year after the date that the financial statements are issued and (d) The other conditions and events, when considered in conjunction with (a), (b), and (c) *above,* that may adversely affect the entity's ability to meet its obligations within one year after the date that the financial statements are issued.

NOTE 5.   RELATED PARTY TRANSACTION:

The Company has an expense sharing agreement with its Parent Company. The Parent Company paid Company expenses of approximately $600 during the fiscal year ended March 31, 2022.

NOTE 6.   SUBSEQUENT EVENTS:

Management has evaluated events or transactions that may have occurred subsequent to March 31, 2022, through the date these financial statements were issued, and determined that there are no material events that would require disclosures in the Company's financial statements.